UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

March 8, 2012

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Plaza de San Nicolás, 4

48005 Bilbao

Spain

(Address of principal executive offices)

Eduardo Ávila Zaragoza

Paseo de la Castellana, 81

28046 Madrid

Spain

Telephone number +34 91 537 7000

Fax number +34 91 537 6766

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

March, 8th 2012 Unnim Acquisition Juan Asúa, Head of BBVA Spain Manuel González Cid, CFO

BBVA 2 Disclaimer This document is only provided for information purposes and does not constitute, nor must it be interpreted as, an offer to sell or exchange or acquire, or an invitation for offers to buy securities issued by any of the aforementioned companies. Any decision to buy or invest in securities in relation to a specific issue must be made solely and exclusively on the basis of the information set out in the pertinent prospectus filed by the company in relation to such specific issue. Nobody who becomes aware of the information contained in this report must regard it as definitive, because it is subject to changes and modifications. This document contains or may contain forward looking statements (in the usual meaning and within the meaning of the US Private Securities Litigation Act of 1995) regarding intentions, expectations or projections of BBVA or of its management on the date thereof, that refer to miscellaneous aspects, including projections about the future earnings of the business. The statements contained herein are based on our current projections, although the said earnings may be substantially modified in the future by certain risks, uncertainty and others factors relevant that may cause the results or final decisions to differ from such intentions, projections or estimates. These factors include, without limitation, (1) the market situation, macroeconomic factors, regulatory, political or government guidelines, (2) domestic and international stock market movements, exchange rates and interest rates, (3) competitive pressures, (4) technological changes, (5) alterations in the financial situation, creditworthiness or solvency of our customers, debtors or counterparts. These factors could condition and result in actual events differing from the information andintentions stated, projected or forecast in this document and other past or future documents. BBVA does not undertake to publicly revise the contents of this or any other document, either if the events are not exactly as described herein, or if such events lead to changes in the stated strategies and estimates. This document may contain summarised information or information that has not been audited, and its recipients are invited to consult the documentation and public information filed by BBVA with stock market supervisory bodies, in particular, the prospectuses and periodical information filed with the Spanish Securities Exchange Commission (CNMV) and the Annual Report on form 20-F and information on form 6-K that are disclosed to the US Securities and Exchange Commission. Distribution of this document in other jurisdictions may be prohibited, and recipients into whose possession this document comes shall be solely responsible for informing themselves about, and observing any such restrictions. By accepting this document you agree to be bound by the foregoing Restrictions.

3 Contents 1 Unnim description Strategic rationale 2 3 Structure and financial impacts 4 Conclusions

4 Contents 1 Unnim description Strategic rationale 2 3 Structure and financial impacts 4 Conclusions

5 Unnim is a franchise concentrated in Catalonia, its traditional market Assets €29 Bn Deposits €19 Bn Customers 1 Mn Gross Loans €17.5 Bn Branches 561 Employees 3,076 Unnim did not grow outside its traditional area of influence during the credit boom years Unnim Main Data – Dec 11 Concentrated in Catalonia with 92% of its total branches (518) Barcelona concentrates 79% of total branches Unnim’s branch market share: 8% in Catalonia; 2% in Spain 70% of branches > 10 years old

6 A retail bank with 1 million customersSecondary20% Main17%Exclusive 63% Exclusive: customers only working through Unnim Main: Unnim is the main financial services provider Secondary: Unnimisnotthecustomer’smainprovider Customer structure Dec. 2011 Loyal customer base: 63% working exclusively with Unnim Business Mix: > 80% of business concentrated in Retail bankingConsumer3%SMEs19%Developers18%Retail Mortgages60% Gross Loans Dec. 2011 €17.5 Bn

7 Contents 1 Unnim description Strategic rationale 2 3 Structure and financial impacts 4 Conclusions

8 A value enhancing acquisition coherent with BBVA’s strategy Reinforce our competitive position and market share Capture synergies Capture long term growth Create value with the implementation of BBVA’s business model Leverage on BBVA’s experience in the development of markets and products Mature Markets Emerging Markets Unnim’s acquisition

9 Catalonia, one of the most rich and dynamic regions in Spain Unnim’s core market is export-oriented and the most industrialized region within Catalonia16%19%23%25%PopulationGDPTouristIndustryExports252327CataloniaSpainEU Catalonia within Spain (2010) GDP per capita (€000’s/inhabitant 2010) Source: BBVA Research

10 BBVA reinforces its position in Catalonia 15.3% 12.1% 15.5% 16.6% # 2 # 2 # 2 # 3 * Deposits + loans + mutual and pension funds share (*) This transaction supports BBVA’s organic growth strategy BBVA’s share gains since 2009: +197 bp in deposits and +40 bp in loans

11 Cost synergies represent 40% of Unnim’s cost base, fully phased in by 2014Revenues9%Costs91% Synergies High synergy potential that will be fully phased in by 2014 Conservative criteria for revenue synergies € 200 Mn expected net restructuring costs to be mainly booked in 2013 Low execution risk thanks to BBVA’s know-how and Unnim’s loyal customer base (limited deposit attrition despite FROB intervention)

BBVA

Adding value through the implementation of BBVA's business model

BBVA has a highly productive network



Branches Mkt. Share
Business Volume Mkt. Share
8.3%
5.6%
7.3%
12.0%
Unnim(*)
BBVA

(*) Only considering Catalonia

Efficiency



94%
60%
52%
52%
51%
46%
44%
Unnim
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5
BBVA

Loans and deposits per branch (€Mn)



108
105
98
85
75
60
48
BBVA
Peer 1
Peer 2
Peer 3
Peer 4
Peer 5
Unnim

Scale and IT are key value enhancers

Peers: Santander España + Banesto, Bankia, CaixaBank, Banco Popular and Banco Sabadell. Data of BBVA Spain . Data as of Dec-11

12

13 Contents 1 Unnim description Strategic rationale 2 3 Structure and financial impacts 4 Conclusions

14 Transaction terms Transaction terms Price: 1 Euro € 1.3 Bn equity An Asset Protection Scheme that covers 80% of the Real Estate exposure No liquidity measures from FROB required by BBVA Other risks not covered by the APS Credit risk not covered by the APS Other adjustments to equity Liquidity Risk: manageable wholesale funding maturities (€2.3 Bn in 2012 and 2013 combined) ~ € 1 Bn

15 Asset protection scheme to cover 80% of total RE losses Total RE EAD*: € 6.4 Bn €5.5 Bn €0.9 Bn More than 90% of RE exposure originated within its traditional market Very limited RE risk Expected loss not covered by the APS, adequately adjusted in the offer No impact from new RE provisions regulation (RD 02/2012) * EAD: Exposure at Default according to Unnim’s consolidated figures. 20% covered by BBVA 80% covered by APS Existing Provisions

16 Balance sheet and regulatory capital impacts Balance Sheet Capital Fresh capital not required Limited regulatory capital impact to be mitigated with non dilutive liability management measures Unnim represents 5% of BBVA Group’s Assets Unnim adds € 10 Bn RWAs, 3% of BBVA Group’s RWAs

17 P&L and Profitability impacts P&L and profitability Estimated Net Income 2014e > €100 Mn NPV of synergies € 800M Normalized ROA ~ 1% ROIC 2014e > 20% 2% EPS* accretive in 2 years * According to Bloomberg market consensus estimates for BBVA Group 2014.

18 Expected timetable 1 H 2012 2 H 2012 2 H 2012 1 H 2013 Announcement / signing of the transaction Regulatory approvals Creation of a Steering Committee from signing to closing Expected closing of the transaction Integration process

19 Contents 1 Unnim description Strategic rationale 2 3 Structure and financial impacts 4 Conclusions

20 Merits of the transaction Strategic fit Limited execution risk Attractive financial impacts   

21 Conclusions Marginal impact on regulatory capital to be offset with non dilutive measures Limited and contained risks: credit, liquidity and execution. BBVA doubles its market share in Catalonia, a rich and dynamic region, with a moderate impact in the context of BBVA A restructuring story with high synergy potential, accretive in a short period of time with attractive returns

March, 8th 2012 Unnim Acquisition Juan Asúa, Head of BBVA Spain Manuel González Cid, CFO

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 8, 2012	By:	/s/ Manuel Gonzalez CID
	Name:	Manuel Gonzalez CID
	Title:	Chief Financial Officer